Filed by Endocare, Inc. pursuant to Rule 425 under the
Securities Act of 1933, as amended and deemed filed
pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934, as amended

Subject Company: Endocare, Inc.
Commission File No. 001-15063

All-Employee Meeting November 10, 2008

A Strategic Combination to Advance Cryoablation Exciting Company Announcement Endocare & Galil Medical Merger

Disclaimer FORWARD LOOKING STATEMENTS Certain matters set forth in this presentation, including statements relating to the merger, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including failure to receive approval by Endocare or Galil shareholders, the possibility that the anticipated benefits from the merger cannot be fully realized, if at all, or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Galil's operations into Endocare will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry, including those detailed from time to time in Endocare's reports filed with the SEC. There can be no assurance that the proposed merger will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Unless required by law, Endocare undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer (cont'd) IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the proposed merger with Galil, Endocare, Inc. (the "Company" or "Endocare") intends to file a registration statement on Form S-4 (the "Registration Statement"), which will also include a proxy statement of Endocare, and other relevant documents concerning the transaction with the U.S. Securities and Exchange Commission (the "SEC"). STOCKHOLDERS OF ENDOCARE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Endocare through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement, when available, and the Company's other filings with the SEC may also be obtained from Endocare by making a request to Allen & Caron at (949) 474-4300. In addition, investors may access copies of the documents filed with the SEC by Endocare on Endocare's website at www.endocare.com when they become available. Endocare and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Endocare's stockholders with respect to the transactions contemplated by the definitive merger agreement between Gold and Endocare. Information regarding Endocare's directors and executive officers is contained in Endocare's definitive proxy statement filed with the SEC on April 9, 2008 for its 2008 Annual Meeting of Stockholders. As of [_____], 2008, Endocare's directors and executive officers beneficially owned (as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) approximately [______] shares, or [__]%, of Endocare's common stock. You can obtain free copies of these documents from Endocare using the contact information set forth above. Additional information regarding interests of such participants will be included in the Registration Statement when it is filed with the SEC and available free of charge as indicated above.

What Does This Mean?

A merger of equals - a marriage of opportunity Goal: bring together the best of both companies Gain widespread acceptance of cryo Enhance technology innovation Increased reach and growth All decisions will be based on these goals Is This a Merger, an Acquisition, or Other?

Vision of the Merger Two Great Companies... One Great Vision Build a strong future together

Merger Advantages Joining the two companies will allow: the ability to combine resources, making us stronger greater financial resources a larger annual revenue base us to be a stronger international company complimentary technology and a larger patent base the ability to consolidate overhead expenses the merged company to better compete against other treatments (e.g., robot, IMRT, etc.)

Who is Galil? Founded in 1996 Complimentary technology to Endocare Corporate headquarters in Yokneam, Israel Includes R&D and manufacturing, etc. Sales offices in Plymouth Meeting, PA and London, England Annual revenues of $28 million in 2007 120+ employees in 4 countries Strong international sales presence Acquisition will take combined revenues to $55.6M More information on www.galilmedical.com

Ensure adequate funds to invest in our future and provide a bridge to profitability Financial ability to stay focused on: R&D projects and technology innovation Clinical studies to advance acceptance of cryo Business expansion programs Why Did the Company Have To Raise Money?

Difficult to predict at this early stage Estimate at least 90 - 180 days - Q1 2009 Subject to approvals Stockholders Regulators Must continue to operate as separate, independent companies until closing Do not communicate with counterparts at Galil without prior approval When Will the Transaction Be Officially Closed?

What Does This Mean For Endocare?

Leadership Marty Emerson will be CEO Effective at closing Background: Over 20 years of experience in the medical device industry Prior to Galil, was president and CEO of AMS Prior to AMS, held senior roles at Baxter International and Boston Scientific Serves on the board of Wright Medical and Incisive Surgical Marty Emerson

No name changes for either company until close We will evaluate a name change after the close May or may not make a change We will continue to be a public company What About our Name? Public or Private?

Operating losses/cash infusion Larger company Commercialize technology platforms Increase in technology innovation Retention of key employees More employee opportunities International expansion opportunity Galil has significant int'l revenues Clinical research balanced with profits Combined company studies Endocare Strategic Priority Issues Post-Closing Merger Impact Positive Impact on Endocare's Strategic Plan

What Will be "NewCo's" Priorities? Expand use and widespread acceptance of cryo Integrate companies post-closing to quickly capitalize on efficiencies Integration Leaders Suzanne Douglass (Endocare) Karen Sarid (Galil) Facilitate further advances in innovation and efficient technology development Increase long-term value to all our stakeholders

What Will This Mean To Me?

Decisions relating to specific positions have not been made. Projected Officers of NewCo: CEO & President Marty Emerson CFO Michael Rodriguez General Counsel Clint Davis Other decisions communicated as quickly as possible. What About Me and My Job?

Will There Be Job Reductions? If reductions are needed, severance will be provided Amount of severance determined by multiple factors Title, tenure, performance, etc. We are committed to full and timely communication when specific decisions are made

No changes prior to closing Some areas will be consolidated quickly after the closing to realize efficiencies Integration plans and timelines communicated as plans are finalized Will My Responsibilities Be Same As Before?

Management will communicate frequently We are very open to your questions and concerns Confidential tool will be available to ask questions Weekly newsletter Will provide updated information as available Mini-seminars on change management Suzanne Douglass to conduct Also, weekly "brown bag" lunches Want to minimize uncertainty during this transition What if I have Questions?

What's Next... Don't... Panic. Don't... Start looking for a new job. Don't... Hesitate to ask questions. Don't... Communicate with Galil personnel. Do... Embrace change. Do... Maintain a positive attitude. Do... Focus on business as usual. Do... Be excited - our future is bright!

Questions?

Sales Conference Call Kevin Quilty Sr. VP, Sales & Marketing November 10, 2008

A Strategic Combination to Advance Cryoablation Exciting Company Announcement Endocare & Galil Medical Merger

Disclaimer FORWARD LOOKING STATEMENTS Certain matters set forth in this presentation, including statements relating to the merger, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including failure to receive approval by Endocare or Galil shareholders, the possibility that the anticipated benefits from the merger cannot be fully realized, if at all, or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Galil's operations into Endocare will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry, including those detailed from time to time in Endocare's reports filed with the SEC. There can be no assurance that the proposed merger will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Unless required by law, Endocare undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer (cont'd.) IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the proposed merger with Galil, Endocare, Inc. (the "Company" or "Endocare") intends to file a registration statement on Form S-4 (the "Registration Statement"), which will also include a proxy statement of Endocare, and other relevant documents concerning the transaction with the U.S. Securities and Exchange Commission (the "SEC"). STOCKHOLDERS OF ENDOCARE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Endocare through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement, when available, and the Company's other filings with the SEC may also be obtained from Endocare by making a request to Allen & Caron at (949) 474-4300. In addition, investors may access copies of the documents filed with the SEC by Endocare on Endocare's website at www.endocare.com when they become available. Endocare and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Endocare's stockholders with respect to the transactions contemplated by the definitive merger agreement between Gold and Endocare. Information regarding Endocare's directors and executive officers is contained in Endocare's definitive proxy statement filed with the SEC on April 9, 2008 for its 2008 Annual Meeting of Stockholders. As of October 31, 2008, Endocare's directors and executive officers beneficially owned (as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) approximately 369,763 shares, or 3.1%, of Endocare's common stock. You can obtain free copies of these documents from Endocare using the contact information set forth above. Additional information regarding interests of such participants will be included in the Registration Statement when it is filed with the SEC and available free of charge as indicated above.

What Does This Mean?

A merger of equals - a marriage of opportunity Goal: bring together the best of both companies Gain widespread acceptance of cryo Enhance technology innovation Increased reach and growth All decisions will be based on these goals Is This a Merger, an Acquisition, or Other?

Vision of the Merger Two Great Companies One Great Vision Build a strong future together

Merger Advantages Joining the two companies will allow: the ability to combine resources, making us stronger greater financial resources a larger annual revenue base us to be a stronger international company complimentary technology and a larger patent base the ability to consolidate overhead expenses the merged company to better compete against other treatments (e.g., robot, IMRT, etc.)

Who is Galil? Founded in 1996 Complimentary technology to Endocare Corporate headquarters in Yokneam, Israel Includes R&D and manufacturing, etc. Sales offices in Plymouth Meeting, PA and London, England Annual revenues of $28 million in 2007 120+ employees in 4 countries Strong international sales presence Acquisition will take combined revenues to $55.6M More information on www.galilmedical.com

Ensure adequate funds to invest in our future and provide a bridge to profitability Financial ability to stay focused on: R&D projects and technology innovation Clinical studies to advance acceptance of cryo Business expansion programs Why Did the Company Have To Raise Money?

Difficult to predict at this early stage Estimate at least 90 - 180 days - Q1 2009 Subject to approvals Stockholders Regulators Must continue to operate as separate, independent companies until closing Do not communicate with counterparts at Galil without prior approval When Will the Transaction Be Officially Closed?

What Does This Mean For Endocare?

Leadership Marty Emerson will be CEO Effective at closing Background: Over 20 years of experience in the medical device industry Prior to Galil, was president and CEO of AMS Prior to AMS, held senior roles at Baxter International and Boston Scientific Serves on the board of Wright Medical and Incisive Surgical Marty Emerson

No name changes for either company until close We will evaluate a name change after the close May or may not make a change We will continue to be a public company What About our Name? Public or Private?

Operating losses/cash infusion Larger company Commercialize technology platforms Increase in technology innovation Retention of key employees More employee opportunities International expansion opportunity Galil has significant int'l revenues Clinical research balanced with profits Combined company studies Endocare Strategic Priority Issues Post-Closing Merger Impact Positive Impact on Endocare's Strategic Plan

What Will be "NewCo's" Priorities? Expand use and widespread acceptance of cryo Integrate companies post-closing to quickly capitalize on efficiencies Integration Leaders Suzanne Douglass (Endocare) Karen Sarid (Galil) Facilitate further advances in innovation and efficient technology development Increase long-term value to all our stakeholders

What Will This Mean To Me?

After the close, will I still report to the same manager? Post-close management structure in the process of being developed. Good chance you will report to same manager; however, post-closing realignment will be conducted. Once plan is finalized, team will be notified; plans not implemented until after the closing.

Between today's announcement and close, territories will not change; Post-close, there may be some realignment of territories. Combined sales organization will be larger than either of our organizations as independent companies. Decisions will be communicated as quickly as possible. Will I keep my same territory? How will the combined sales organization be decided?

There will be new post-close sales quotas and commission plans. During the period between announcement and close, each company will have separate commission plans. A special transition period incentive plan will be implemented to ensure focus and continuous growth. Will my commission plan change?

Will we sell both products? If so, will we get commission for both products? Only after the companies are combined, will both products will be offered. Your commission between now and the close will be for sales of Endocare product only. After the closing, training will be provided on the use of both products, as well as sales and marketing strategies for the new company.

If a customer wants to order Galil product from me, can they? No. Imperative we remain independent companies between announcement and close. Continue to promote current products and perform sales efforts as done prior to announcement. No integration of sales and marketing activities of two companies prior to close.

What has been/will be communicated to our customers? Communication strategy has been developed to inform customers of merger. Company-specific letter being sent to customers of both companies. Endocare's Management Team will be making personal contact with key customers. Submit specific requests to management to contact your key customers.

What should I say to my customers? Communicate only information contained within press release and/or prepared letter from Kevin Quilty. Business-as-usual; no changes will take place until closing. Assure customers that once merger is complete, stronger company with powerful product offering.

Can/Should I meet with the Galil sales counterpart for my territory? Between now and closing of transaction, no communications with Galil personnel. Any communications in advance of close must be authorized, in advance, by transition team. Until transaction officially closes, must continue to operate as two separate companies. Extremely important that legal advice is followed.

Management will communicate frequently We are very open to your questions and concerns Confidential tool will be available to submit questions/concerns Weekly newsletter - will provide updated information as available What if I have Questions?

What's Next... Don't... Panic! Don't... Start looking for a new job! Don't... Hesitate to ask questions! Don't... Communicate w/ Galil personnel! Do... Embrace change! Do... Maintain a positive attitude! Do... Stay focused on business as usual! Do... Be excited - our future is bright!

Customer Fact Sheet

Questions?

Merger-Related Q & A
Personal and Confidential
Q.	Why was this transaction necessary?

A.	After months of discussion, our Board and senior management team came to the conclusion that acquiring Galil will ultimately strengthen our company and provide our customers with better products and services. We will also benefit from reductions in overhead expenses and other significant efficiencies. In addition, we will be able to compete against much larger and better capitalized technologies such as the Robot and IMRT.

Q.	Is this a merger or an acquisition?

A.	Technically, Endocare is acquiring Galil, however, it is more like a merger of equals. We believe that together the combined company can create a product offering that truly brings the best of both companies’ technologies to the marketplace.

Q.	Why did the company have to do a financing?

A.	We wanted to make sure that the new company has an adequate amount of capital needed to finance investments in Cryo and expansion into new applications until such time that we are profitable and cash flow positive. The confidence of our investors in our ability, as employees, to make this a profitable and sustainable business is demonstrated by their willingness to invest in the new combined entity.

Q.	Will the companies begin operating as one right away?

A.	Until the transaction is officially closed, both companies will continue to operate independently. That means there will be no technological or operational interface. Likewise, there will be no change in product supply or service from Endocare to our customers. We will continue executing our business as normal until the merger closes.

Q.	When will the merger be officially closed?

A.	It is difficult to specifically predict when or even if the transaction will close. The transaction is subject to the approval of Endocare’s shareholders and will also require some level of governmental approvals. However, we are anticipating that the transaction will close sometime in the 1st Quarter of 2009.

Q.	Will the new company be private or public?

A.	The new company will be a Nasdaq-traded public company.

Q.	Will we be changing the name of the company?

A.	We are evaluating whether a name change is an appropriate decision to make. While both the Galil and Endocare company names have tremendous of brand recognition, it might make sense for our new company to operate under a new name.

Page 1of 3

Q.	Who will be our CEO?

A.	Marty Emerson will be the CEO of the new, combined company. Marty has a strong track record of over 20 years of accomplishments in the medical device industry. Prior to Galil he was President and Chief Executive Officer of American Medical Systems (AMS). During his tenure at AMS, he held executive roles including Vice President and General Manager of International, Executive Vice President of Global Sales and Marketing and Chief Operating Officer. Prior to joining AMS, he held senior roles in the overseas operations for several American-based companies including Baxter International and Boston Scientific.

Q.	Where will the business be based?

A.	The corporate headquarters for the new company will be at Endocare’s current corporate headquarters in Irvine, CA. We will also have operations in Yokneam, Israel and London in the UK.

Q.	After the close, how will this merger affect the products/services being offered to our customers? Will we use Galil’s equipment or ours?

A.	Endocare and Galil have complementary product and patent portfolios. Once we combine the two companies, we will begin to explore ways to promote the best of both companies’ products, manufacturing processes and research & development. For the immediate future and until closing, both companies’ products and services will continue to be offered to our customers as they were before. Post-closing, we will work to ensure that customers will not experience any disruption in service or product supply.

Q.	After the close, will I still report to the same manager?

A.	More than likely, you will continue to report to your same manager between now and the close. However, we will be reassessing our organization and structure post-close and will make whatever changes are necessary in order to run the business as effectively and efficiently as possible.

Q.	Should I get in touch with my Galil counterpart?

A.	Between now and the close of the transaction, it is imperative that you have no direct interface with anyone at Galil. Until the transaction officially closes, we will continue to operate as two independent companies. It is extremely important that we follow the legal advice we have received on how to appropriately structure any conversations between the two companies before the transaction closes. We anticipate that there will be some structured conversations between the two companies between now and the date we close the transaction, however, please do not reach out, without prior approval by the integration management team, to initiate conversations with Galil employees during this time. Some pre-closing integration planning and activities may take place (e.g., IT integration), but all such activities must be conducted only by the integration management team, who will be clearing such activities with counsel in advance.

Q.	Will I have the same responsibilities as before?

A.	You probably will. But, again, we will be making a post-close systematic review of all our departments and functions to make sure we have the best, most productive organization once we are a combined company.

Q.	Will there be layoffs?

A.	Because we will continue to operate independently, there will be no merger-related layoffs between the announcement and the actual close of the transaction. We will be reviewing the new combined organization and will make strategic decisions as necessary. As always, we will be careful and considerate as we balance the need to provide the highest level of support and service to our customers with the need to be expense- and cost-conscious in our quest to be a profitable company. Should there be a business need for positions to be eliminated a severance package will be provided. The amount of any severance will be determined based upon multiple factors including title and tenure.

Q.	Will any locations/departments be closed as a result of the merger/acquisition? Will you be closing our offices or theirs?

A.	There are some redundant activities between the two companies. We will be assessing what the optimal post-close structure will be for the new company. As and when these decisions are made, we are committed to full and timely communication to all impacted employees. For Galil, they will likely be closing their Plymouth Meeting, PA office within a few months after the transaction closing and incorporating those functions into the Irvine location.

Q.	What will the new organizational structure look like?

A.	A few organizational decisions have been made. Marty Emerson will be the President and CEO of the new company. Michael Rodriguez will be the CFO of the new company. Suzanne Douglass will lead the HR function for the new company. Clint Davis will be the General Counsel for the new company. Kevin Quilty will lead the sales and marketing efforts for the new company. Karen Sarid will continue as the GM of the Yokneam, Israel facility. Rosie Cunningham-Thomas will lead our business in Europe. Other leadership decisions will be made and communicated as quickly as possible.

In addition, Suzanne Douglass and Karen Sarid have been asked to jointly lead the integration efforts for the new company.

Q.	Should we order new business cards/letterhead? When?

A.	There is no need to order new business cards at this time or in the immediate future. We will be making changes to business cards when and if the merger of the two companies is completed. If you need new business cards in the interim, you should request them using the normal process. However, any efforts to try and hold off ordering where possible to avoid added costs are appreciated.

Q.	Who should I go to if I have questions/concerns regarding the transaction?

A.	Between now and when the deal officially closes you will no doubt have many questions. We are going to do our very best to communicate and deliver information to you just as soon as feasibly possible. To try to facilitate this process, we will be setting up a method in which you can confidentially submit your questions/comments. Once a week, we will gather those questions and send out a newsletter response to all employees in an attempt to avoid confusion, minimize rumors, and keep the lines of communication open.

In addition, please feel free to ask questions of your department head or Suzanne Douglass in Human Resources — we want to hear from you!

Merger-related Q&A — FIELD STAFF
Personal and Confidential
Q.	Why was this transaction necessary?

A.	After months of discussion, our Board and senior management team came to the conclusion that merging with Galil will ultimately strengthen our company and provide our customers with better products and services. We will also benefit from reductions in overhead expenses and other significant efficiencies. In addition, we will be able to compete against much larger and better capitalized technologies such as the Robot and IMRT.

Q.	Is this a merger or an acquisition?

A.	Technically, Endocare is acquiring Galil, however, it is more like a merger of equals. We believe that together the combined company can create a product offering that truly brings the best of both companies’ technologies to the marketplace.

Q.	Will the companies begin operating as one company right away?

A.	Until the transaction is officially closed, both companies must and will continue to operate independently. That means there is not to be any technological or operational interface between the two organizations. Likewise, there will be no change in product supply or service from Endocare to our customers. We will continue executing our business as normal until the merger closes.

Q.	When will the merger be officially closed?

A.	It is difficult to specifically predict when or even if the transaction will close. The transaction is subject to the approval of Endocare’s shareholders and will also require some level of governmental approvals. This being said, we are anticipating that the transaction will close sometime in the 1st Quarter of 2009.

Q.	Why did the company have to do a financing?

A.	We wanted to make sure that the new company had an adequate amount of capital needed to finance investments in Cryo and expansion into new applications until such time that we are profitable and cash flow positive. The confidence of our investors in our ability, as employees, to make this a profitable and sustainable business is demonstrated by their willingness to invest in the new combined entity.

Q.	Will the new company be private or public?

A.	The new company will be a Nasdaq-traded public company.

Q.	Will we be changing the name of the company?

A.	We are evaluating whether a name change is an appropriate decision to make. While both the Galil and Endocare company names have tremendous brand recognition, it might make sense for our new company to operate under a new name.

Q.	Who will be our CEO?

A.	Marty Emerson will be the CEO of the new, combined company. Marty has a strong track record of over 20 years of accomplishments in the medical device industry. Prior to Galil he was President and Chief Executive Officer of American Medical Systems (AMS). During his tenure at AMS, he held executive roles including Vice President and General Manager of International, Executive Vice President of Global Sales and Marketing and Chief Operating Officer. Prior to joining AMS, he held senior roles in the overseas operations for several American-based companies including Baxter International and Boston Scientific.

Q.	Where will the business be based?

A.	The corporate headquarters for the new company will be at Endocare’s current corporate headquarters in Irvine, CA. We will also have operations in Yokneam, Israel and London in the UK.

Q.	Will there be layoffs?

A.	Because we will continue to operate independently, there will be no merger-related layoffs between the announcement and the actual close of the transaction. We will be reviewing the new combined organization and will make strategic decisions as necessary. As always, we will be careful and considerate as we try to balance the need for providing the highest level of support and service to our customers with the need to be expense- and cost-conscious in our quest to be a profitable company. Should there be a business need for positions to be eliminated, a severance package will be provided. The amount of any severance will be determined based upon multiple factors including title and tenure.

Q.	Will any locations/departments be closed as a result of the merger/acquisition? Will you be closing our offices or theirs?

A.	There are some redundant activities between the two companies. We will be assessing what the optimal post-close structure will be for the new company. As and when these decisions are made, we are committed to full and timely communication to all impacted employees. For Galil, they will likely be closing their Plymouth Meeting, PA office post-close of the transaction closing and incorporating those functions into the Irvine location.

Q.	What will the new organizational structure look like?

A.	A few organizational decisions have been made. Marty Emerson will be the President and CEO of the new company. Michael Rodriguez will be the CFO of the new company. Suzanne Douglass will lead the HR function for the new company. Clint Davis will be the General Counsel for the new company. Kevin Quilty will lead the sales and marketing efforts for the new company. Karen Sarid will continue as the GM of the Yokneam, Israel facility. Rosie Cunningham-Thomas will lead our business in Europe. Other leadership decisions will be made and communicated as quickly as possible.

In addition, Suzanne Douglass and Karen Sarid have been asked to jointly lead the integration efforts for the new company.

Q.	Should we order new business cards/letterhead? When?

A.	There is no need to order new business cards at this time or in the immediate future. We will be making changes to business cards when and if the merger of the two companies is completed. If you need new business cards in the interim, you should request them using the standard process. However, any efforts to try and hold off ordering, when possible, to avoid added costs is appreciated.

Q.	Who should we go to if we have questions regarding the transaction?

A.	Between now and when the deal officially closes you will no doubt have many questions. We are going to do our very best to communicate and deliver information to you just as soon as feasibly possible. To try to facilitate this process, we will be setting up a method in which you can confidentially submit your questions/comments. Once a week, we will gather those questions and send out a newsletter response to all employees in an attempt to avoid confusion, minimize rumors, and keep the lines of communication open.

As always, if you have any questions or concerns, please don’t hesitate to speak with a member of management or Suzanne in Human Resources — we want to hear from you!
Field Related Questions
Q.	After the close, will I still report to the same manager?

A.	The post-close management structure for the field is in the process of being developed. There is a good chance that you will continue to report to your current manager post-close. There may, however, be some post-closing realignment to better organize our new company to be more effective. As soon as we finalize the plan, we will inform all of our team as quickly as possible, but will not implement any plans until after the closing. As a sales person, the most effective way for you to operate during this transitional period, is to remain focused on growing your business.

Q.	Will I have the same responsibilities as before?

A.	Our primary mission for both companies is essentially the same, which is why this merger makes sense. Prior to closing, our sales focus will not change and that is to promote and sell Endocare’s products and technology. After the closing, the combined company will be better equipped to quickly and effectively enter into new technologies since we will be a leaner and more efficient organization.

Q.	Will I keep my same territory?

A.	Between today’s announcement and the close of the transaction (target date), your territories will not change and we will continue to operate as we have in the past. When, and if, we officially become one company, there may be some realignment of territories for sales personnel.

Q.	Will my commission plan change?

A.	Once the companies combine we will have new sales quotas and commission plans. During the period between announcement and close each company will have a separate commission plan.

Q.	How many United States sales representatives will the new company have in place?

A.	Although a final decision has not been made, we anticipate that the merged company will have more sales positions than either Endocare or Galil, standing alone, currently have.

Q.	How will the combined sales organization be decided?

A.	Again, until the transition is closed (target date), both companies will continue to operate independently. Our combined sales organization will be larger than either of our organizations as independent companies. In the interim, between now and the close, we will be instituting a short-term incentive plan to motivate all sales people to stay focused on being successful in growing the business for their respective individual Endocare territories.

Q.	Should I meet with the Galil sales counterpart for my territory and talk about our business?

A.	No. The companies must operate independently until the close of the transaction. Although we want to integrate the companies as quickly as possible, we must maintain our independent sales efforts. Until the merger is complete, do not make contact with your counter part unless you are specifically instructed to by the integration management team.

Q.	Will we sell both products? If so, will we get commission for both products?

A.	After the companies are combined (targeted for Q1-2009), we will begin offering both products. We will be sure to update you after the closing on product training, as well as marketing and sales strategies for the new company.

Q.	Should I continue to sell to Galil customers that I am in the process of converting to Endocare? What should I say to my doctors if, because of the news of the merger, they want to convert from Endocare to Galil now?

A.	Continue to promote our current products and perform your sales efforts as you did prior to this announcement. When and if the companies combine, we will provide new direction as appropriate.

Q.	Can I sell the other product as of today? If a customer wants to order Galil product from me, can they?

A.	No. It is imperative that we remain as independent companies during the period between the announcement of our intention to merge and the closing of the transaction. Therefore, both Endocare and Galil will continue to sell solely their individual products, as they currently do and have done in the past.

Q.	What has been/will be communicated to our customers?

A.	We have developed a communication strategy to inform our customers about the merger. A company-specific letter is being sent to the customers of both companies. Endocare’s management team will be making personal contact with many of Endocare’s key customers as well. If you have a specific request to have a member of senior management contact one or more of your key customers, please let your manager know the name and the best way to go about contacting them.

Q.	What should I say to my customers/service providers?

A.	You can communicate information contained within the press release and/or the prepared letter from Kevin Quilty to our customers and service providers. Other than the information contained within these documents, it is strictly “business as usual” — no changes will take place until closing. You can assure your customers that once the combination of Endocare and Galil is complete, we will have an even stronger company with an extremely powerful product offering.

Q.	After the close, how will this merger affect the products/services being offered to our customers? Will we use Galil’s equipment or ours?

A.	Endocare and Galil both have complementary product and patent portfolios. Once we combine the two companies, we will begin to explore ways to promote the best of both companies’ products, as well as manufacturing processes and R&D, to better position us to expand the availability and demand for ablation technology. For the immediate future and until closing, both companies’ products and services will continue to be offered to our customers on an individual basis. Post-closing, we will work to ensure that customers receive the highest level of support and will not experience any disruption in service or product supply.